Mail Stop 4561

December 23, 2008

By U.S. Mail and Facsimile to: (614) 365-2499

Mr. Robert W. Zapp
President and Chief Executive Officer
The Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017

>   **Re: The Bank of Kentucky Financial Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed December 19, 2008**
>   **File No. 001-34214**

Dear Mr. Zapp:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. In the forepart of your document please disclose that the reason for this proxy solicitation is so that your company may participate in the U.S. Treasury's Capital Purchase Program.

2. We note that you have been approved for up $34 million under the Capital Purchase Program and that your pro forma information assumes participating at that amount. Disclose, if true, that it is the board's intention to sell $34 million in preferred stock to the Treasury, if any is sold. If this is not the case, disclose the minimum and maximum that could be sold under the

program, and display the minimum and maximum in the pro forma information.

3. In the fifth full paragraph on page 4, ("Financial institutions participating in …") disclose the number of warrants that the company will issue and the price of the company's common stock as of the most recent practicable date or a recent 20-day trailing average price.

4. Noting your disclosure on page five regarding the Treasury Department's standards regarding executive compensation, disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008, and if so, please describe what modifications will be made.

5. Please clearly state that the Company intends to participate in the Treasury Department's program for "public" companies. In addition, any pro forma information that the Company provides should disclose that it has been prepared in accordance with the "public" company program.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Mr. Aaron Seaman
        Squire Sanders & Dempsey
        2000 Huntington Center
        41 South High Street
        Columbus, Ohio 43215